UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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Amendment No. 5 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Soligenix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

258094101
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.00% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 20,040,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 20,040,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,040,000 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.28% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 20,040,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 20,040,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,040,000 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.28% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 20,040,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 20,040,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,040,000 Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.28% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 20,040,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 20,040,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,040,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.28%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 20,040,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 20,040,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,040,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.28%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Soligenix, Inc.
(b)	Address of Issuer’s Principal Executive Offices
29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the “SPV”), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants thereon directly owned by it.

(ii) BAM Opportunity Fund, L.P. (the “Partnership”), a Delaware limited partnership that is a member of the SPV, as to shares of Common Stock owned by it.

(iii) BAM Capital, LLC (the “General Partner”), which serves as the general partner of the Partnership.

(iv) BAM Management, LLC (the “Investment Manager”), which serves as the investment manager to the Partnership and the manager to the SPV.

(v) Mr. Hal Mintz who serves as a managing member of both the General Partner and the Investment Manager.

(vi) Mr. Ross Berman who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC
BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Capital, LLC
BAM Management, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Ross Berman
Hal Mintz
c/o BAM Capital, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.
BAM Opportunity Fund SPV, LLC. - Delaware, U.S.A.
BAM Capital, LLC - Delaware, U.S.A.
BAM Management, LLC – Delaware, U.S.A.

Ross Berman - U.S.A.
Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value (the “Common Stock”)
(e)	CUSIP Number
258094101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2010 the Partnership held 20,040,000 shares of Common Stock of the Issuer.  As of the date hereof, the Partnership held 19,713,375 shares of Common Stock of the Issuer.

As of both December 31, 2010 and the date hereof, the SPV held 3,952,569 warrants to purchase Common Stock of the issuer (the “Warrants”), which are subject to a contractual provision limiting the ability to exercise such warrants to the extent that the SPV and its affiliates would, as a result of such exercise, beneficially own in excess of 4.999% of the Issuer’s Common Stock.  Accordingly those warrants are currently not exercisable and the SPV does not beneficially own the Common Stock underlying the warrants.

The percentages herein are calculated based upon 215,892,360  shares of Common Stock issued and outstanding as of November 11, 2010, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2010.

A.  BAM Opportunity Fund SPV, LLC

   (a) Amount beneficially owned: 0
    (b) Percent of class: 0.00%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 0
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 0

B. BAM Opportunity Fund, L.P.

    (a) Amount beneficially owned: 20,040,000
    (b) Percent of class: 9.28%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 20,040,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 20,040,000

C. BAM Capital, LLC

    (a) Amount beneficially owned: 20,040,000
    (b) Percent of class: 9.28%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 20,040,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 20,040,000

D. BAM Management, LLC

    (a) Amount beneficially owned: 20,040,000
    (b) Percent of class: 9.28%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 20,040,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 20,040,000

E. Hal Mintz

    (a) Amount beneficially owned: 20,040,000
    (b) Percent of class: 9.28%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 20,040,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 20,040,000

F. Ross Berman

    (a) Amount beneficially owned: 20,040,000
    (b) Percent of class: 9.28%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 20,040,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 20,040,000

This statement relates to Common Stock held by the Partnership over which the Investment Manager and General Partner have discretionary trading authority.  The managing members of the Investment Manager and the General Partner are Ross Berman and Hal Mintz. The SPV, the Partnership, the General Partner, the Investment Manager, Mr. Mintz, and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Partnership is a pooled investment vehicle.  As the investment manager and the general partner to the Partnership, respectively, the Investment Manager and the General Partner have the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

Messrs. Mintz and Berman share investment management duties.

See also note 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 12, 2011

BAM Opportunity Fund SPV, LLC

By:  BAM Management, LLC
        its Manager

By: /s/ Hal Mintz
Name:  Hal Mintz
        Title:   Managing Member

BAM Opportunity Fund, L.P.

By:  BAM Capital, LLC
        its General Partner

By: /s/ Hal Mintz
Name:  Hal Mintz
        Title:   Managing Member

BAM Capital, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
BAM Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 12, 2011, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Management, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, BAM Opportunity Fund SPV, LLC, a Delaware limited liability company, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "Filing Entities").

Each of the Filing Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.001 per share, of Soligenix, Inc. a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filing Entities upon one week's prior written notice or such lesser period of notice as the Filing Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund SPV, LLC

By:  BAM Management, LLC
        its Manager

By: /s/ Hal Mintz
Name:  Hal Mintz
       Title:   Managing Member

BAM Opportunity Fund, L.P.

By:  BAM Capital, LLC
        its General Partner

By: /s/ Hal Mintz
Name:  Hal Mintz
       Title:   Managing Member

BAM Capital, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
BAM Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz